FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of Registrant's Name into English)

Industrial Park, Building 7, P.O.Box 144, Yoqneam 20692, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

INCORPORATION BY REFERENCE

The financial statements included in the press release attached as Exhibit 1 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:
1. Press Release: MIND CTI Updates on Buyback Plan Execution and Expected Results for Q4 2008 .. Dated January 22, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2009

MIND C.T.I. LTD.
By: /s/ Monica Eisinger Name: Monica Eisinger =================== Title: Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	Press Release: MIND CTI Updates on Buyback Plan Execution and Expected Results for Q4 2008 .. Dated January 22, 2009.

Exhibit 1

MIND CTI Updates on Buyback Plan Execution and Expected Results for Q4 2008

Yoqneam, Israel, January 22, 2009 -MIND CTI Ltd. (NasdaqNM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call management) solutions, will release financial results for its fourth quarter and full 2008 year, ended December 31, 2008 on Wednesday, February 18, 2009, after the market close.

Based upon preliminary information, MIND expects to report for the fourth quarter of 2008:

  Revenue of approximately $4.6 million.
  Cash position as of December 31, 2008 of $9.8 million after a $1.5 million expenditure for the Company shares repurchased and paid for as of December 31, 2008.
  Positive cash flow from operations of approximately $0.5 million.

Buyback Update
In September 2008 MIND announced its intention to execute for the first time a buyback program. The buyback started in November 2008 and the Company has purchased 2,100,000 ordinary shares. After this purchase, the number of the Company's ordinary shares as of December 31, 2008 is 19,494,010.

Monica Eisinger, MIND chairperson and chief executive officer, commented: "We continue to believe that the purchase of the Company's shares is a good investment and that it is in the best interest of the Company. We will consider continuing and even enhancing the buyback in the future if at that time it will still be considered the most appropriate use of our resources".

Auction Rate Securities
As previously announced, on February 20, 2008, we filed a Statement of Claim with the Financial Industry Regulatory Authority and commenced arbitration proceedings against Credit Suisse, the bank that invested funds on behalf of the Company. We intend to pursue the arbitration vigorously. The arbitration hearing is now scheduled for June 2009, but no predictions of the timing of a resolution or possible outcomes can be made at this time. Meanwhile, we continue to receive interest payments every month on the held security.

Conference Call Information
MIND will host a conference call on Thursday, February 19, 2009 at 10:30 a.m., Eastern Time, to discuss the Company's fourth quarter results as well as other financial and business information. The call will be carried live on the Internet via www.fulldisclosure.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call management) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world.

A global company, with over ten years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

For more information, visit MIND at: www.mindcti.com.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com